								Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2014		2013		2012		2011		2010
Earnings
Income before provision
for income taxes	$97,356		$76,247		$105,973		$130,411		$66,488
Plus: fixed charges (1)	6,617		7,583		8,099		7,812		30,258
	$103,973		$83,830		$114,072		$138,223		$96,746

Fixed Charges:
Gross interest expense	4,394		5,475		6,042		5,964		28,618
Estimate of the interest
within operating leases	2,223		2,108		2,057		1,848		1,640
	$6,617		$7,583		$8,099		$7,812		$30,258

Ratio of earnings to
fixed charges	15.7	x	11.1	x	14.1	x	17.7	x	3.2	x

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.